                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.

                          Common Stock, $ .01 par value
                         (Title of Class of Securities)

                                    410761209
                                 (CUSIP Number)

                                  Mark G. Ewald
                              BEM Management, Inc.
                               520 Madison Avenue
                            New York, New York 10022
                                 (212) 832-8720
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 1998
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x].

SCHEDULE 13D

CUSIP No. 410761209

1.       NAME OF REPORTING PERSON
         S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lawrence M. Blau

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  Not Applicable                       a [ ]
                                                       b [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2 (d) OR 2(e)                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

SHARES             7.       SOLE VOTING POWER
BENEFICIALLY                        30,000
OWNED BY
REPORTING          8.       SHARED VOTING POWER
PERSON                              441,500
WITH
                   9.       SOLE DISPOSITIVE POWER
                                    30,000

                   10.      SHARED DISPOSITIVE POWER
                                    441,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    471,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          7.3%

14.      TYPE OF REPORTING PERSON*       IN

SCHEDULE 13D

CUSIP No. 410761209

15.      NAME OF REPORTING PERSON
         S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mark Metzger

16.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  Not Applicable                  a [ ]
                                                  b [ ]
17.      SEC USE ONLY

18.      SOURCE OF FUNDS*
                  00

19.      CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2 (d) OR 2(e)               [ ]

20.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

SHARES              7.       SOLE VOTING POWER
BENEFICIALLY                         41,000
OWNED BY
REPORTING           8.       SHARED VOTING POWER
PERSON                               441,500
WITH
                    9.       SOLE DISPOSITIVE POWER
                                     41,000

                    10.      SHARED DISPOSITIVE POWER
                                     442,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    483,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    7.5%

14.      TYPE OF REPORTING PERSON*       IN

Item 1.           Security and Issuer

                  This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Hanover Capital Mortgage Holdings, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 90 West Street, Suite 1508, New York, New York 10006.

Item 2.           Identity and Background

                  The Statement is being filed by (1) Lawrence M. Blau ("Mr. Blau"), a United States citizen, (a) as owner of his Individual Retirement Account and (b) in his capacity as (i) one of the two managing partners of BEM Partners, L.P., a limited partnership organized under the laws of the state of Delaware ("BEM") and (ii) chairman of BEM International Management Ltd., a corporation organized under the laws of Bermuda ("BEM International Management") that serves as investment manager to BEM International Ltd., a corporation organized under the laws of Bermuda ("BEM International") and, together with BEM, the "Funds"); and (2) Mark Metzger ("Mr. Metzger"), a United State citizen,
(a) in his individual capacity, (b) as owner of his Individual Retirement Account, (c) as investment manager of (i) the Beth and Mark Metzger Foundation and (ii) an individual account as to which he has investment discretion (the "discretionary Account"), and (d) in his capacity as (i) one of the two managing partners of BEM and (ii) vice chairman of BEM International Management. Mr. Blau and Mr. Metzger are sometimes collectively referred to herein as the "Reporting Persons".

                  Mr. Blau and Mr. Metzger, as managing general partners of BEM, are primarily responsible for the management of its assets. Mr. Blau and Mr. Metzger, as chairman and vice chairman, respectively, of BEM International Management and pursuant to various contractual arrangements are primarily responsible for the management of BEM International's assets. Mr. Blau and Mr. Metzger are also president and managing director, respectively, of BEM Management, Inc., a Delaware corporation that serves as administrator of BEM. The principal offices of BEM and BEM Management, Inc. are located at 520 Madison Avenue, 32nd Floor, New York, New York 10022, which is also the business address of Mr. Blau and Mr.Metzger.. The principal business offices of BEM International Management and BEM International are located at Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

                  The shares of Common Stock which are the subject of this statement are held by BEM (332,000 shares), BEM International (109,500 shares), Mr. Blau's Individual Retirement Account (30,000 shares), Mr. Metzger (20,000 shares), Mr. Metzger's Individual Retirement Account (20,000 shares), the Beth and Mark Metzger Foundation (1,000 shares), and the Discretionary Account (1,000 shares).

                  None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is a subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Sources and Amounts of Funds or Other Considerations

                  The Funds, Mr. Blau, Mr. Metzger, the Beth and Mark Metzger Foundation and the Discretionary Account expended an aggregate of approximately $8,850,874 (including brokerage commissions) to purchase 513,500 shares of Common stock held by them. The source of these monies was working capital in the case of shares of Common Stock held by the Funds and personal funds in the case of shares of Common Stock held by Mr. Blau's Individual Retirement Account, Mr. Metzger, Mr. Metzger's Individual Retirement Account, the Beth and Mark Metzger Foundation and the Discretionary Account.


Item 4.           Purpose of Transaction

         The purpose of the acquisition of the shares of Common Stock by each of the Reporting Persons is for investment. Each Reporting Person may make further purchases of Common Stock for his own account or for the account of either or both of the Funds from time to time and may dispose of any or all of the shares of Common Stock held by him or the Funds at any time.

         Except as set forth above, neither of the reporting persons nor, to the best of their knowledge, the Funds have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

         Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.



Item 5.           Interest in Securities of the Issuer

                   (a) - (b)  On the date of this Statement:

                  1. Mr. Blau has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of, and sole voting and dispositive power with respect to, 30,000 shares of Common Stock and Beneficial Ownership of 441,500 shares of Common Stock by virtue of his position as one of the two managing general partners of BEM and as one of the two persons responsible, through BEM International Management, for the management of the assets of BEM International. The aggregate of such shares (471,500) represent approximately 7.3% of the issued and outstanding shares of Common Stock. Mr. Blau shares with Mr. Metzger voting power and dispositive power over the 441,500 shares of Common Stock held by the Funds.

                  2. Mr. Metzger has Beneficial Ownership of, and sole voting and dispositive power with respect to, 41,000 shares of Common Stock and Beneficial Ownership of 441,500 shares of Common Stock by virtue of his position as one of the two managing general partners of BEM and as one of the two persons responsible, through BEM International Management, for the management of the assets of BEM International. Mr. Metzger also has Beneficial Ownership and shared dispositive power over 1,000 shares of Common Stock held in an account over which he has investment discretion. The aggregate of such shares (483,500) represent approximately 7.5% of the issued and outstanding shares of Common Stock. Mr. Metzger shares with Mr. Blau voting power and dispositive power over the 441,500 shares of Common Stock held by the Funds.

                  3. The percentages used herein are calculated based upon the 6,466,677 shares of Common Stock stated to be issued and outstanding at November 7, 1997, as reflected in the Company's Form 10-Q for the quarter ended September 30, 1997.

                  (c) The trading dates, number of shares purchased and price per share (including commissions) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were effected on the American Stock Exchange.

                  (d) Not applicable.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                           None.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A: Joint Filing Agreement among the Reporting Persons.

Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 26, 1998




                                          /s/ Lawrence M. Blau
                                     ----------------------------------
                                              Lawrence M. Blau



                                          /s/ Mark Metzger
                                     ----------------------------------
                                              Mark Metzger

                                   Schedule I


                            Date         Shares Purchased        Price Per Share
                            ----         ----------------        ---------------
BEM Partners, L.P.          12/4/97         10,000                      17.06
                            12/30/97         3,000                      16.08
                            12/31/97         4,000                      16.45
                            1/6/98          14,000                      16.54
                            1/7/98           2,000                      16.58
                            1/15/98         67,000                      17.26
                            1/16/98         46,000                      17.31
                            1/20/98         75,000                      17.31
                            1/21/98         34,000                      17.31

BEM International Ltd.      12/4/97          2,500                      17.06
                            12/30/97         1,100                      16.08
                            12/31/97         1,200                      16.45
                            1/6/98           8,000                      16.54
                            1/7/98           1,000                      16.58
                            1/15/98         29,100                      17.26
                            1/16/98          7,900                      17.31
                            1/20/98         25,000                      17.31
                            1/21/98         10,700                      17.31

Lawrence M. Blau            1/21/98         10,000                      17.31

Beth and Mark Metzger       1/21/98          1,000                      17.43
Foundation